Exhibit 12.2

Con Edison Company of New York, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Nine Months Ended September 30, 2009	For the Twelve Months Ended December 31, 2008	For the Nine Months Ended September 30, 2008
Earnings
Net Income for Common	$615	$783	$590
Preferred Stock Dividend	8	11	9
Cumulative Effect of Changes in Accounting Principles	—	—	—
(Income) or Loss from Equity Investees	—	—	—
Minority Interest Loss	—	—	—
Income Tax	339	397	300
Pre-Tax Income from Continuing Operations	$962	$1,191	$899
Add: Fixed Charges*	434	519	379
Add: Amortization of Capitalized Interest	—	—	—
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Earnings	$1,396	$1,710	$1,278
* Fixed Charges
Interest on Long-term Debt	$387	$458	$335
Amortization of Debt Discount, Premium and Expense	12	15	12
Interest Capitalized	—	—	—
Other Interest	19	25	16
Interest Component of Rentals	16	21	16
Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Fixed Charges	$434	$519	$379
Ratio of Earnings to Fixed Charges	3.2	3.3	3.4